EXHIBIT 1

      This Amendment No. 4 to Schedule 13G constitutes the filing as a group of certain related parties (the "Reporting Persons") consisting of: A Few Valuable Businesses Partnership, a North Carolina general partnership ("AFVBP"); Team Partnership, a North Carolina general partnership ("Team Partnership"); Capital Partner Investments Partnership, a North Carolina general partnership ("Capital Partner"); John M. Day, a managing partner of Team Partnership and a co-managing partner of AFVBP; Maynard Capital Partners, L.L.C. ("MCP"), a North Carolina limited liability company and the managing partner of each of Capital Partners and Worthy Companies Partnership; Investors Management Corporation, a North Carolina corporation, the other co-manager of AFVBP and controlling shareholder of MCP ("IMC"); James Maynard, the majority shareholder of IMC; Worthy Companies Partnership, a North Carolina general partnership; and Gene T. Aman.